September 27, 2024
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549
Attn:   Jennifer Monick
           Paul Cline
           John Coleman
           Craig Arakawa
Re:     Royal Gold, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Form 10-K/A for the Fiscal Year Ended December 31, 2023
           File No. 001-13357
Ladies and Gentlemen:
Royal Gold, Inc. (the “Company”) confirms receipt of your letter dated September 13, 2024 with respect to the above-referenced Form 10-K and Form 10-K/A.
The Company continues to consider, with the assistance of its advisors, its response to the September 13, 2024 letter and respectfully requests an extension until Friday, October 11, 2024 to submit its response.
In the meantime, if you have any questions, please do not hesitate to contact the undersigned by telephone at (303) 573-1660.
Sincerely,
/s/ William Heissenbuttel
William Heissenbuttel
President & Chief Executive Officer